Exhibit 99.1

Media Release

Planegg/Munich, Germany, July 24, 2018

MorphoSys Announces Appointment of Jennifer Herron as President of MorphoSys US Inc. and Executive Vice President, Global Commercial

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) announced today the appointment of Jennifer L. Herron as President of MorphoSys US Inc. and Executive Vice President, Global Commercial, effective July 23, 2018. Ms. Herron was also appointed as member of the Board of Directors of MorphoSys US Inc. In this newly created role, Ms. Herron will lead the build of MorphoSys’s U.S. subsidiary with a focus on establishing the Company’s commercial capabilities in the U.S. While the MorphoSys corporate headquarters will remain in Planegg near Munich, Germany, the MorphoSys US Inc. operations, which will be located in New Jersey, will establish a strong U.S. footprint in preparation for the planned commercialization of MOR208.

“I am delighted to welcome Jennifer Herron to MorphoSys US Inc.,” commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG and Chairman of the Board of Directors of MorphoSys US Inc. “Jennifer brings an impressive range of marketing and commercial expertise across multiple therapeutic areas, particularly in oncology. This experience along with her strong record of accomplishment in big pharma and mid-sized biotechnology companies makes her the ideal person to lead our newly founded U.S. operations and to spearhead the growth of our commercial capabilities. Her background is well aligned with our existing management team as we prepare to commercialize our lead hematology-oncology program MOR208 in the U.S., for which, pending prior FDA approval, we want to be ready by the first half of 2020.”

Ms. Herron built her career in leadership positions in commercial, marketing and general management in the global pharmaceutical industry over the last 27 years. She joins MorphoSys after her previous role as Executive Vice President and Chief Commercial Officer at ARIAD Pharmaceuticals (today: Takeda), where she was responsible for the commercial vision, strategy, operating model and execution worldwide to include Iclusig® (ponatinib) commercialization, launch readiness for Alunbrig® (brigatinib) and ultimately the transition of the commercial organization to Takeda as part of the acquisition. Before that, she worked ten years for Bristol-Myers Squibb (BMS), where she served in various roles of increasing leadership responsibility including the turnaround of the Orencia® business as Vice President US Immunology; and the launch of the Immuno Oncology portfolio as General Manager, Puerto Rico and the Caribbean. Prior to joining BMS, Ms. Herron worked in various marketing roles in oncology for Novartis Oncology and SmithKline Beecham Oncology (today: GSK). Ms. Herron started her career as a clinical research associate at Boehringer Mannheim Pharmaceuticals (today: Roche). Ms. Herron earned a Bachelor of Arts in Biology and Economics from Lehigh University, Pennsylvania, and an MBA from Georgetown University, Washington D.C.

“I am thrilled to be joining MorphoSys US Inc. at such a pivotal time in the Company’s development given MorphoSys’s strategic growth initiatives,” commented Ms. Herron. “My previous experience in leading U.S. product launches for growing international companies made this a particularly exciting opportunity. I look forward to working closely with the entire MorphoSys team to build our U.S. presence – both in preparation for the potential approval and launch of MOR208 and in anticipation of other key upcoming pipeline milestones.”

About MorphoSys

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which the Company invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

Iclusig® and Alunbrig® are registered trademarks of ARIAD Pharmaceuticals, Inc., a wholly owned subsidiary of Takeda. Orencia® is a registered trademark of Bristol-Myers Squibb Company.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, to the appointment and upcoming tasks of a new President of MorphoSys US Inc. and Executive Vice President Global Commercial, the development of a new U.S. subsidiary and of commercial capabilities, in particular with respect to MOR208, and the planned transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of MOR208, interaction with regulators, including the potential approval of MorphoSys’s current or future drug candidates, including discussions with the FDA regarding the potential approval to market MOR208, and expected royalty and milestone payments in connection with MorphoSys’s collaborations and of the anticipation of other upcoming pipeline milestones. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding the anticipated build-up of its U.S. subsidiary and its commercial capabilities in the U.S. may be incorrect, MorphoSys’s expectations regarding its development programs may be incorrect, in particular regarding MOR208, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’s ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com